Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceutical Corp.
Form S-4 File No.: 333-107098

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003, by and among IDEC Pharmaceuticals Corporation, Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. The Merger Agreement is on file with the Securities and Exchange Commission as part of the joint proxy statement/prospectus filed by each of Biogen and IDEC with the Securities and Exchange Commission on October 6, 2003 which is incorporated by reference into this filing.

The following is a letter sent by Biogen to certain beneficial holders of Biogen common stock.

October 27, 2003

DEAR FELLOW BIOGEN STOCKHOLDER:

You should have received proxy materials in connection with Biogen, Inc.’s Special Meeting of Stockholders to be held on November 12, 2003. At this important meeting, Biogen shareholders are being asked to approve a merger of Biogen with a wholly-owned subsidiary of IDEC Pharmaceuticals Corporation. Biogen’s board of directors unanimously recommends that Biogen stockholders vote FOR the approval of the merger agreement. Regardless of the number of shares of Biogen stock that you own, it is important that your shares be represented and voted at the Meeting.

According to our records, we have not received your voting instructions. Please take a moment to sign, date and mail the enclosed duplicate voting instruction form at your earliest convenience.

Should you prefer, you may also use one of the following simple methods for promptly providing your voting instructions:

1.	Voting instructions by telephone. Call the toll-free number listed on your voting instruction form (at no cost to you). The voice prompts will allow you to vote your shares and confirm your instructions.

2.	Voting instructions by Internet. The website for internet voting instructions is printed on your voting instruction form. Follow the simple instructions to record and confirm your instructions.

TELEPHONE and INTERNET VOTING INSTRUCTIONS are available 24 hours a day, 7 days a week, until 11:59 p.m. (Eastern time) on Tuesday, November 11, 2003. If you provide your voting instructions by telephone or via the Internet, do not return your voting instruction card.

Additional Information and Where to Find It.

IDEC has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (No. 333-107098), a joint proxy statement/prospectus of Biogen and IDEC and other relevant materials regarding the proposed merger transaction. The joint proxy statement/prospectus has been sent to the security holders of Biogen and IDEC seeking their approval of the proposed transaction. We urge you to read the joint proxy statement/prospectus filed by IDEC with the SEC on October 6, 2003 and the other relevant materials filed by Biogen or IDEC with the SEC before voting or making any investment decision with respect to the proposed transaction, because they contain important information about IDEC, Biogen and the proposed transaction. You may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by calling Biogen’s proxy solicitor, D.F. King & Co., Inc. at (212) 269-5550 or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, you may access copies of the joint proxy statement/prospectus and the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com.

On behalf of your Board of Directors, thank you for your prompt response and your continued interest in, and support of, Biogen, Inc.

Very truly yours,

James C. Mullen
Chairman and Chief Executive Officer